Exhibit 99.2

HYDRO ONE INC.

AND

COMPUTERSHARE TRUST COMPANY, N.A.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

First Supplemental Indenture

Dated as of May 26, 2026

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of May 26, 2026 among Hydro One Inc. (the “Corporation”), a corporation organized under the laws of the Province of Ontario, Canada, Computershare Trust Company, N.A., a national banking association formed under the laws of the United States, as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”), to the Indenture, dated as of May 26, 2026, by and among the Corporation and the Trustees (the “Original Indenture”, and as supplemented hereby, the “Indenture”).

WITNESSETH

WHEREAS, the Corporation has duly authorized, as a separate series of Securities under the Indenture, its 4.750% Senior Notes due 2031 (the “Notes”) and the Corporation has approved the issuance of the Notes;

WHEREAS, the Corporation has duly authorized the execution and delivery of this First Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance by the Corporation of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Corporation is not in default under the Original Indenture;

WHEREAS, all things necessary to make this First Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Corporation and not by the Trustees;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

Section 1.1 Definitions

For all purposes of this First Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Business Day” means any day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in New York City, New York or Toronto, Ontario are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of a Trustee is closed for business.

“H.15” means each statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication).

“Hybrid Mismatch Proposals” has the meaning specified in Section 2.9.

“Notes” has the meaning ascribed to it in the recitals.

“Par Call Date” has the meaning specified in Section 2.7.

“Remaining Life” means the period from any Redemption Date to the Par Call Date.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Corporation in accordance with the following paragraphs (1) and (2):

(1)

The yield determined by the Corporation after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent H.15 under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Corporation shall select, as applicable: (a) the yield for the Treasury constant maturity on H.15 exactly equal to the Remaining Life; or (b) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (c) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

(2)

If on the third Business Day preceding the Redemption Date H.15 TCM is no longer published, the Corporation shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Corporation shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Corporation shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.2 To Be Read with Original Indenture

The First Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this First Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this First Supplemental Indenture were contained in one instrument.

Section 1.3 Currency

Except where expressly provided, all amounts in this First Supplemental Indenture are stated in United States currency.

ARTICLE 2

THE NOTES

Section 2.1 Designation and Rank

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “4.750% Senior Notes due 2031”. The Notes are direct unsecured obligations of the Corporation and rank equally in right of payment with all of the Corporation’s existing and future unsubordinated debt and are senior in right of payment to all of the Corporation’s existing and future subordinated debt.

Section 2.2 Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to this First Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.6, 3.7, 9.6 or 11.6 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to US$1,000,000,000. The Corporation may from time to time, without the consent of the Holders of the Notes, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

Section 2.3 Date of Payment of Principal

The principal of the Notes shall be payable on May 30, 2031.

Section 2.4 Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds. Computershare Trust Company, N.A. has been initially appointed to act as Paying Agent for the Notes. The “Place of Payment” for the Notes shall be at the address of the Paying Agent, currently located at the Corporate Trust Office of the U.S. Trustee at 1505 Energy Park Dr., St. Paul, MN 55108.

For purposes of Section 1.14 of the Original Indenture, if any Interest Payment Date, Redemption Date or Stated Maturity falls on a day that is not a Business Day, payment will be made on the next Business Day and no additional interest or other payment will be paid in respect of such delay.

For such Notes (if any) as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Notes will be made at the Place of Payment, except that, at the option and expense of the Corporation, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The registration of transfers and exchanges of Notes will be made at the Corporate Trust Office of the Trustees or the Place of Payment. For such Notes that are issued in the form of one or more Global Securities and are held in book-entry form through the facilities of the Depository, payments on the Notes will be made to the Depository or its nominee in accordance with the arrangements then in effect between the U.S. Trustee and the Depository.

Section 2.5 Interest

(1) The Notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and shall bear interest at the rate of 4.750% per annum, payable semi-annually in arrears; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the rate of 4.750% per annum.

(2) Interest in respect of the Notes shall accrue from and including May 26, 2026 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3) The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be May 30 and November 30 in each year, commencing on November 30, 2026.

(4) The Regular Record Dates for interest in respect of the Notes shall be May 15 and November 15 (whether or not a Business Day) in respect of the interest payable semi-annually in arrears on May 30 and November 30, respectively.

(5) The first interest payment on the Notes will be US$24.27777778 per US$1,000 principal amount of Notes representing interest for the period from May 26, 2026 to, but excluding, November 30, 2026.

Section 2.6 Redemption

Subject to Section 2.7 below, Sections 11.2 through 11.6 of the Original Indenture shall be applicable to the Notes.

Section 2.7 Redemption at the Corporation’s Option

Prior to April 30, 2031 (the “Par Call Date”), the Corporation may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the Redemption Date, and

(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest to, but excluding, the Redemption Date.

On or after the Par Call Date, the Corporation may redeem the Notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the Depositary’s procedures) at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed and may be contingent upon such conditions as may be specified in the applicable notice of redemption.

Any optional redemption may be conditioned upon the consummation of one or more other transactions or other events, including any debt or equity issuance by the Corporation or any of the Corporation’s parent companies or subsidiaries, as may be specified in the applicable notice of redemption. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Corporation’s discretion, the Redemption Date may be delayed until such time (including more than 60 days after the date the notice of redemption was delivered) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed, or such notice may be rescinded at any time in the Corporation’s discretion if in the good faith judgment of the

Corporation any or all of such conditions will not be satisfied. The Corporation shall provide written notice to the U.S. Trustee no later than one Business Day prior to the Redemption Date if any such redemption has been rescinded or delayed, and upon receipt the U.S. Trustee shall provide such notice to each holder of Notes in the same manner in which the redemption notice was given.

Unless the Corporation defaults in payment of the Redemption Price, on and after any Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. The Corporation shall provide the U.S. Trustee and any Paying Agent for the Notes written notice of any such redemption at least five Business Days prior to when notice is due to Holders. On or before any Redemption Date, the Corporation shall deposit with the Paying Agent (or the U.S. Trustee) money sufficient to pay the Redemption Price of the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected, in the case of certificated Notes, by the U.S. Trustee on a pro rata basis, or in the case of Global Securities, by such policies and procedures of the Depositary. The Redemption Price shall be calculated by the Corporation and provided in writing to the U.S. Trustee and any Paying Agent for the Notes, and the U.S. Trustee and any Paying Agent for the Notes shall be entitled to conclusively rely on such calculation. The Corporation’s actions and determinations in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error. The U.S. Trustee shall not have responsibility for calculating any Redemption Price. The Corporation will (i) calculate the Treasury Rate on the second Business Day preceding the applicable Redemption Date and (ii) prior to such Redemption Date file with the U.S. Trustee an Officer’s Certificate setting forth the Treasury Rate and showing the calculation of such in reasonable detail.

Section 2.8 Form

The Notes and the certificate of the U.S. Trustee endorsed thereon shall each be issuable initially as one or more Global Securities and shall be substantially in the form set forth in Annex A hereto. The Depositary for Global Securities shall be The Depository Trust Company.

Section 2.9 Payment of Taxes

For purposes of this First Supplemental Indenture and the Notes, the first three paragraphs of Section 10.2 (including clauses (1) through (11) of paragraph 2), Section 10.2(2) and Section 10.2(4) of the Original Indenture shall be amended and restated in their entirety with the following (for the avoidance of doubt, Sections 10.2(1), 10.2(3) and 10.2(5) through 10.2(6) that follow the third paragraph of Section 10.2 remain unchanged):

“All payments that the Corporation makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges, including penalties, interest and other similar liabilities related thereto, of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of Canada or any other jurisdiction in which the Corporation is incorporated, organized or otherwise resident or engaged in or carrying on business for tax purposes or from or through which the Corporation makes any payment on the Notes, or by any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Taxing Jurisdiction”), unless withholding or deduction is then required by law. If the Corporation or any other applicable withholding agent is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes in respect thereof, the Corporation will pay to each Holder of Notes as additional interest such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each Holder or beneficial owner of the Notes after such withholding or deduction, including any withholding or deduction attributable to the Additional Amounts, will be not less than the amount the Holder or beneficial owner would have received if such Taxes had not been required to be withheld or deducted. The U.S. Trustee shall not have responsibility for calculating any Additional Amounts.

However, no Additional Amounts will be payable in respect or on account of:

(1) any Taxes that would not have been imposed or levied but for a present or former connection, including citizenship, nationality, residence, domicile, incorporation, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within such Relevant Taxing Jurisdiction, between such Holder or beneficial owner, or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation, and the Relevant Taxing Jurisdiction, other than any connection arising solely from the acquisition, ownership or disposition of the Notes, the receipt of payments under or with respect to the Notes, or the exercise or enforcement of rights under or with respect to the Notes or this Indenture;

(2) any Taxes that are imposed or withheld by reason of the failure of the Holder or beneficial owner of the Notes, following the Corporation’s reasonable written request addressed to the Holder, and made at a time that would enable the Holder or beneficial owner acting reasonably to comply with that request, and in all events at least 30 calendar days before the relevant date on which payment under or with respect to the Notes is due and payable, to comply with any certification or identification requirements, whether required or imposed by statute, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction, including a certification that the Holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction, but, in each case, only to the extent that the Holder or beneficial owner, as the case may be, is legally eligible to provide such certification;

(3) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(4) any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes;

(5) any Canadian withholding Taxes paid or payable by reason of (A) the Holder, beneficial owner or other recipient of the amount not dealing at arm’s length with the Corporation for the purposes of the Income Tax Act (Canada), (B) the Holder or beneficial owner being a “specified non-resident shareholder” of the Corporation for purposes of subsection 18(5) of the Income Tax Act (Canada), or not dealing at arm’s length, within the meaning of the Income Tax Act (Canada), with, a “specified shareholder” of the Corporation for the purposes of subsection 18(5) of the Income Tax Act (Canada), (C) the Corporation being a “specified entity” as defined in subsection 18.4(1) of the Income Tax Act (Canada) in respect of the Holder or beneficial owner, (D) the Holder or beneficial owner of the amount being a “reverse hybrid entity” as proposed to be defined in subsection 18.4(1) of the Income Tax Act (Canada) pursuant to proposed amendments to the Income Tax Act (Canada) released on January 29, 2026 (the “Hybrid Mismatch Proposals”), or (E) a payment which arises under an “imported hybrid arrangement” within the meaning of proposed subsection 18.4(15.92) of the Hybrid Mismatch Proposals, to the extent such imported hybrid arrangement arises from an action of the Holder or beneficial owner, or an affiliate thereof;

(6) any Tax imposed on or with respect to any payment by the Corporation to the Holder if such Holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had the beneficiary, partner or other beneficial owner directly held the Notes;

(7) any Tax that is imposed or levied by reason of the presentation, where presentation is required in order to receive payment, of the Notes for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or Holder thereof would have been entitled to Additional Amounts had the Securities been presented for payment on any date during such 30 day period;

(8) any Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code as of the issuance date (and any amended or successor version that is substantially comparable and not materially more onerous to comply with), any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

(9) any U.S. backup withholding Tax imposed pursuant to Section 3406 of the Internal Revenue Code.

In addition, Additional Amounts will not be payable with respect to any Taxes that are imposed in respect of any combination of the above items.

[…]

(2) The Corporation, if the Corporation is an applicable withholding agent, or is otherwise required to withhold amounts under applicable law, will (A) make such withholding or deduction required by applicable law and (B) timely remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

[…]

(4) The Corporation will take reasonable efforts to furnish to the U.S. Trustee or a Holder within a reasonable time certified copies of tax receipts or other evidence of the payment by the Corporation of any Taxes imposed or levied with respect to payments on the Notes.”

Section 2.10 Additional Provisions in Respect of the Notes

(1) For purposes of this First Supplemental Indenture and the Notes, Section 5.1(2) and Section 5.1(3) of the Original Indenture shall be amended and restated in their entirety with the following:

“(2) default in the payment of the principal of, or any premium or Additional Amounts, if any, on any Security of that series at its Maturity, provided that if such default is caused solely by technical or administrative error, such default continues for a period of three Business Days;

(3) [Reserved];”

(2) For purposes of this First Supplemental Indenture and the Notes, Section 11.7 of the Original Indenture shall be amended and restated in its entirety with the following:

“The Corporation may, at its option, redeem the Notes, in whole but not in part, at any time upon not less than 10 days’ nor more than 60 days’ written notice to the Holders, which notice shall be given no later than the earliest date on which the Corporation would be obligated to pay the Additional Amounts and in accordance with Section 11.4, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date (a “Tax Redemption Date”), premium, if any, and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Corporation determines that the Corporation is, or on the next date on which any amount would be payable in respect of the Notes, would be obligated to pay Additional Amounts in respect of the Notes pursuant to the terms and conditions thereof, which the Corporation cannot avoid by the use of reasonable measures available to it, including making payment through a payment agent located in another jurisdiction, as a result of:

(1) any change in, or amendment to, the laws or any regulations or rulings promulgated thereunder of any Relevant Taxing Jurisdiction affecting taxation which is announced and becomes effective on or after the issuance date (for greater certainty, including any such change to the Hybrid Mismatch Proposals), or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under this Indenture; or

(2) any change in, or amendment to, the official application, administration, or interpretation of the laws, regulations or rulings of any Relevant Taxing Jurisdiction, including by virtue of a holding, judgment, or order by a court of competent jurisdiction or change in published practice or revenue guidance, which is announced and becomes effective on or after the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under this Indenture (each of the foregoing clauses (1) and (2), a “Change in Tax Law”),

provided that the Corporation will also deliver to the U.S. Trustee an Opinion of independent legal Counsel to the Corporation of recognized standing stating that the Corporation would be obligated to pay Additional Amounts as a result of a Change in Tax Law. Notwithstanding the foregoing, the Corporation may not redeem the Notes under this Section 11.7 if the Change in Tax Law obliging the Corporation to pay Additional Amounts was (i) officially announced in final form by the Relevant Taxing Jurisdiction’s tax authority or a court, including, for the avoidance of doubt, an announcement by or on behalf of the Minister of Finance (Canada) or any provincial or territorial counterpart or (ii) validly enacted into law by the Relevant Taxing Jurisdiction, in each case, prior to the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under this Indenture.

This Section 11.7 shall apply mutatis mutandis to any successor Person, after such successor Person becomes a party to this Indenture, with respect to a Change in Tax Law occurring after the time such successor Person becomes a party to this Indenture.”

(3) For purposes of this First Supplemental Indenture and the Notes, Section 8.1 of the Original Indenture shall be amended and restated in its entirety with the following:

“Nothing contained in this Indenture or in the Notes shall prevent any consolidation, merger, arrangement or amalgamation of the Corporation with or into any other Person or Persons, whether or not affiliated with the Corporation or successive consolidations, mergers, arrangements or amalgamations in which the Corporation or any of its successors shall be a party, or shall prevent any conveyance or transfer of all or substantially all of the Corporation’s properties and assets to any other Person, whether or not affiliated with the Corporation lawfully entitled to acquire the same; provided, however, that the Corporation hereby covenants and agrees, that:

(1) The Person (if other than the Corporation) formed by, continuing from or into which the Corporation shall have been consolidated, merged, arranged or amalgamated or the Person which acquires all or substantially all of the Corporation’s properties and assets, as applicable, is a corporation, partnership (including a limited partnership) or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof;

(2) if an Event of Default has occurred and is continuing, it will not enter into any agreement for any such consolidation, merger, arrangement, amalgamation, conveyance or transfer; and

(3) upon any such consolidation, merger, arrangement, amalgamation, conveyance or transfer, (i) the due and punctual payment of the principal of, and premium, Additional Amounts and interest on, all of the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Corporation shall be expressly assumed, by indenture supplemental hereto, in form reasonably satisfactory to the Trustees, executed and delivered to the Trustees by the Person (if other than the Corporation) formed by such consolidation, or into which the Corporation shall have been merged, arranged or amalgamated, or by the Person which shall have acquired such properties and assets, and (ii) the Corporation shall deliver to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, arrangement, amalgamation, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this Section 8.1 and that all conditions precedent herein provided for relating to such transaction have been complied with.”

(4) For purposes of this First Supplemental Indenture and the Notes, Section 12.4(2) of the Original Indenture shall be amended and restated in its entirety with the following:

“(2) no event which is, or after notice or lapse of time or both would become, an Event of Default with respect to the Notes or any other Notes shall have occurred and be continuing at the time of such deposit;”

(5) For purposes of this First Supplemental Indenture and the Notes, Section 12.4 of the Original Indenture shall be amended by adding the following conditions:

“(5) in connection with a Defeasance pursuant to Section 12.2, an Opinion of Counsel in the United States stating that (A) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of execution of the Supplemental Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(6) in the case of Covenant Defeasance pursuant to Section 12.3, an Opinion of Counsel in the United States stating that the Holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(7) an Opinion of Counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the Holders of the outstanding Notes will not recognize income,

gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance or Covenant Defeasance, as applicable, not occurred (and for the purposes of such Opinion of Counsel, such Canadian counsel shall assume that Holders of the outstanding Notes include Holders who are not resident in Canada); and

(8) an Opinion of Counsel to the effect that such deposit shall not cause either Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended.”

ARTICLE 3

MISCELLANEOUS

Section 3.1 Ratification of Original Indenture

The Original Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 3.2 Governing Law

This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section 3.2, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 3.3 Separability

In case any one or more of the provisions contained in this First Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture or of the Notes, but this First Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.4 Counterparts

This First Supplemental Indenture (and to any document executed in connection with this First Supplemental Indenture, except for the Notes) shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial

Code/UCC (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute one and the same instrument. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings. For the avoidance of doubt, the U.S. Trustee shall authenticate the Notes by manual signature and the Corporation shall execute the Notes by manual signature.

Section 3.5 Disclaimer

The Trustees and the Paying Agent shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture. The recitals of fact contained herein shall be taken as the statements of the Corporation and neither the Trustees nor the Paying Agent assumes any responsibility for the correctness thereof. The Corporation hereby authorizes and directs the Trustees to execute and deliver this First Supplemental Indenture. All rights, powers, protections, immunities and indemnities afforded to the Trustees and Paying Agent under the Original Indenture shall apply to the Trustees and Paying Agent as if the same were set forth herein mutatis mutandis.

Section 3.6 Agent for Service; Submission to Jurisdiction; Waiver of Immunities

By the execution and delivery of this First Supplemental Indenture, the Corporation (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, C T Corporation System, 28 Liberty Street, New York, New York 10005, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes or this First Supplemental Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the U.S. Trustee (whether in its individual capacity or in its capacity as U.S. Trustee hereunder) or the Canadian Trustee (whether in its individual capacity or in its capacity as Canadian Trustee hereunder) or, subject to Section 5.7 of the Original Indenture, any Holder of Notes in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon C T Corporation System and written notice of said service to the Corporation (mailed or delivered to its Chief Financial and Regulatory Officer at its principal office specified in the first paragraph of the Original Indenture), shall be deemed in every respect effective service of process upon the Corporation in any such suit, action or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of C T Corporation System in full force and effect so long as any of the Notes shall be Outstanding or any amounts shall be payable in respect of any Notes.

To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under this First Supplemental Indenture and the Notes, to the extent permitted by law.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

HYDRO ONE INC.

By:	/s/ Harry Taylor
Name: Harry Taylor
Title: Executive Vice President, Chief Financial and Regulatory Officer

[Signature Page to First Supplemental Indenture]

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:	/s/ Corey J. Dahlstrand
Name: Corey J. Dahlstrand
Title: Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Danny Snider
Name: Danny Snider
Title: Corporate Trust Officer

By:	/s/ Raji Sivalingam
Name: Raji Sivalingam
Title: Associate Trust Officer

[Signature Page to First Supplemental Indenture]

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 3.6(1) OF THE ORIGINAL INDENTURE, (2) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE U.S. TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 3.10 OF THE ORIGINAL INDENTURE AND (3) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

The following resale restriction is only applicable to residents of Canada who purchased this Security pursuant to a prospectus exemption under applicable Canadian securities laws: IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY FROM THE DATE OF ISSUANCE OF APPLICABLE SECURITY TO BE INSERTED HERE]]

HYDRO ONE INC.

4.750% Senior Notes due 2031

CUSIP: 448810 AD3 ISIN: US448810AD30

No. I-[•]	US$[•]

Hydro One Inc., a corporation incorporated under the laws of the Province of Ontario (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [•], or registered assigns, the principal sum of [•] ([•]) United States Dollars on May 30, 2031 and to pay interest thereon from and including May 26, 2026 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on May 30 and November 30 in each year, commencing on November 30, 2026, at a rate of 4.750% per annum, until the principal hereof is paid or made available for payment, calculated as set forth herein and in the Indenture, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 4.750% per annum, from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. As provided in the Indenture, interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest shall accrue from and including May 26, 2026.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be May 15 or November 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Corporation, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the Place of Payment in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Corporation, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Notwithstanding anything else contained herein, if the Notes are issued in the form of one or more Global Securities and are held in book-entry form through the facilities of the Depository, payments on the Notes will be made to the Depository or its nominee in accordance with the arrangements then in effect between the U.S. Trustee and the Depository.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the U.S. Trustee referred to on the reverse hereof by manual or facsimile signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated: [•]

HYDRO ONE INC.

By:
Name:
Title:

(FORM OF TRUSTEE CERTIFICATE OF AUTHENTICATION)

TRUSTEE CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the within-mentioned Indenture .

[ ]
As Trustee

By: Authorized Officer

Dated:

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF	IN WHOSE NAME	SIGNATURE OF TRUSTEE
REGISTRY	REGISTERED	OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of Hydro One Inc. (the “Corporation”) (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of May 26, 2026 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of May 26, 2026 (the “First Supplemental Indenture”) (the Original Indenture and the First Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), among the Corporation, Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”, and together with the U.S. Trustee, the “Trustees”, which term includes any successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Corporation, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$[•], all of which are issued under the First Supplemental Indenture. The Corporation may from time to time, without the consent of the Holders of the Securities, create and issue further securities having the same terms and conditions in all respects as the Securities issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Securities; provided that if any additional securities issued after the date hereof are not fungible with the Securities issued on the date hereof for U.S. federal income tax purposes, then such additional securities shall be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Securities.

The Corporation will pay to each relevant Holder or beneficial owner certain Additional Amounts in the event of the withholding or deduction of certain Canadian taxes as described in the First Supplemental Indenture and the Original Indenture.

The Securities are redeemable, at any time at the Corporation’s option, in whole or in part, at any time and from time to time, at the applicable Redemption Price as described in Section 2.7 of the First Supplemental Indenture. The Securities are also redeemable in the event of certain changes affecting Canadian withholding tax, as described in Section 11.7 of the Original Indenture (as modified by Section 2.10(2) of the First Supplemental Indenture).

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Corporation and the Trustees with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Corporate Trust Office of the Trustees or the Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Corporation and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustees and any agent of the Corporation or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustees nor any such agent shall be affected by notice to the contrary.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THE SECURITIES. Notwithstanding the preceding sentence of this paragraph, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.